Exhibits to be Filed by EDGAR




 3-A Restated Certificate of Incorporation of Jersey Central Power & Light
     Company, as amended to date


 3-B Jersey Central Power & Light Company By-Laws, as amended.


 12 Statements Showing Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.


 23  Consent of Independent Accountants.